UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova to Participate in Barclays 2018 Global Technology, Media and Telecommunications Conference”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2018	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com www.novami.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Nova to Participate in Barclays 2018 Global Technology, Media and
Telecommunications Conference

Rehovot, Israel – November 28, 2018 – Nova (Nasdaq: NVMI) announced today that Dror David, Chief Financial Officer, will participate in Barclays 2018 Global Technology, Media and Telecommunications Conference on December 5th and 6th at the Palace Hotel in San Francisco.

Mr. David will be available for one-on-one meetings on December 5th. To schedule a meeting please contact your Barclays sales person or Miri Segal at msegal@ms-ir.com.

About Barclays Global Technology Conference: The Barclays 2018 Global Technology, Media and Telecommunications Conference will be held from Wednesday to Thursday, December 5-6, 2018 at the Palace Hotel in San Francisco. Barclays expects the conference to feature nearly 100 speakers across different sectors, from both public and private companies, in sessions led by Barclays analysts.

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and Optical solutions enable its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded in NASDAQ & TASE under the symbol NVMI.